SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________
F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
April 2020

Commission File Number 001-36258

Crescent Point Energy Corp.
(Name of Registrant)

Suite 2000, 585-8th Avenue S.W.
Calgary, Alberta, T2P 1G1
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F * Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes * No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3D (File No. 333-205592) and Form S-8 (File No. 333-226210) of Crescent Point Energy Corp. and to be part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS FILED AS PART OF THIS FORM 6-K:

Exhibit No. 99.1*	Description Notice of Annual & Special Meeting of Shareholders to be held on May 14, 2020
99.2	Management Information Circular – Proxy Statement dated April 2, 2020, for the Annual & Special Meeting of Shareholders to be held on May 14, 2020
99.3*	Notice & Access Notification to Shareholders
99.4*	Form of Proxy
99.5*	Virtual AGM User Guide
* Will be filed by amendment

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crescent Point Energy Corp.
(Registrant)

By:	/s/ Ken Lamont
Name:	Ken Lamont
Title:	Chief Financial Officer
Date: April 6, 2020

EXHIBITS

Exhibit No. 99.1*	Description Notice of Annual & Special Meeting of Shareholders to be held on May 14, 2020
99.2	Management Information Circular – Proxy Statement dated April 2, 2020, for the Annual & Special Meeting of Shareholders to be held on May 14, 2020
99.3*	Notice & Access Notification to Shareholders
99.4*	Form of Proxy
99.5*	Virtual AGM User Guide
* Will be filed by amendment